METALLICA RESOURCES INC.
FORM OF PROXY

THIS PROXY IS SOLICITED BY MANAGEMENT OF METALLICA RESOURCES INC. (THE "CORPORATION") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 17, 2008

The undersigned, a shareholder of the Corporation, hereby nominates, constitutes and appoints, as his, her or its nominee, Craig J. Nelsen, Director and Chairman of the Board, or failing him, Richard J. Hall, President and Chief Executive Officer, or instead of either of the foregoing (strike out preceding names and print name of alternative nominee), ___________________________________________________ as nominee of the undersigned, with full power of substitution, to attend and vote all of the shares of the Corporation held by the undersigned for and on behalf of the undersigned at the special meeting of shareholders of the Corporation to be held on the 17th day of June, 2008 at the hour of 10:00 o’clock in the morning (Toronto time) to be held at the Sutton Place Hotel, 955 Bay Street, Toronto, Ontario (the "Meeting") and at all adjournments or postponements thereof, to the same extent and with the same power as if the undersigned was present at the said meeting or postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees designated above are directed to:

1.

VOTE FOR ☐ or VOTE AGAINST ☐ the special resolution (the "Special Resolution"), substantially in the form of the special resolution set forth in Schedule "A" to the accompanying Management Proxy Circular.

2.

VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the election as directors of the Corporation, the eight individuals identified in the accompanying Management Proxy Circular.

3.

VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation and authorize the Board of Directors to fix their remuneration.

4.

at the proxy holder’s discretion upon any amendments or variations to matters specified in the notice of Meeting or upon any other matters as may properly come before the Meeting or any adjournments or postponements thereof.

I HEREBY REVOKE ANY PRIOR PROXY OR PROXIES. WITH RESPECT TO AMENDMENTS OR VARIATIONS TO ANY MATTER IN THE NOTICE OF MEETING AND ANY OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING, I HEREBY CONFER DISCRETIONARY AUTHORITY ON THE PERSON WHO VOTES AND ACTS ON MY BEHALF HEREUNDER TO VOTE WITH RESPECT TO THE MATTER AS HE OR SHE THINKS FIT. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED.

DATED the _______ day of ____________ , 2008.

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Signature of Shareholder(s)

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Name(s) of Shareholder(s) (Please Print)

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Number of Shares Represented by this Proxy

PLEASE SIGN AND RETURN THIS PROXY IN THE ENCLOSED ENVELOPE

INSTRUCTIONS FOR PROXY:

1.

This proxy must be dated and signed by a shareholder or his or her attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized. When signing in a fiduciary or representative capacity, please give full title as such.

2.

A shareholder has the right to appoint a person to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in this form of proxy. Such right may be exercised by filling in the name of such person in the blank space provided and striking out the names of management’s nominees. A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation. A person appointed as your proxy holder must be present at the Meeting to vote.

3.

If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.

4.

Each shareholder who is unable to attend the Meeting is respectfully requested to date and sign this form of proxy and return it using the self-addressed envelope provided.

5.

To be valid, this proxy must be received by the Corporation’s transfer agent, Equity Transfer & Trust Company, at the address noted below, by 5:00 p.m. (Toronto Time) on June 13, 2008, or at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time for holding any postponed or adjourned meeting.

6.

Reference is made to the accompanying Management Information Circular for further information regarding the completion and use of this proxy and other information pertaining to the Meeting.
Return to:	Equity Transfer & Trust Company 200 University Avenue, Suite 400, Toronto, Ontario M5H 4H1 Or by Facsimile to (416) 361-0470